                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2003

                        Commission file number 333-73161

                   NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
                            (Formerly NS Group, Inc.
                  Salaried Employees' Retirement Savings Plan)
                            (Full title of the plan)

                                 NS GROUP, INC.
          (Name of issuer of the securities held pursuant to the plan)
                              530 West Ninth Street
                             Newport, Kentucky 41071
                     (Address of principal executive office)

-------------------

Index to Exhibits at Page 12

                   NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
      (Formerly NS Group, Inc. Salaried Employees' Retirement Savings Plan)

                                      INDEX

REQUIRED INFORMATION

ITEM 4 - All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                                TABLE OF CONTENTS

                                                                                                   Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                             3

FINANCIAL STATEMENTS:
      Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002              4

      Statements of Changes in Net Assets Available for Benefits for the Years Ended
           December 31, 2003 and 2002                                                               5

      Notes to Financial Statements                                                                 6

SUPPLEMENTAL SCHEDULE--
      Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
           as of December 31, 2003                                                                 11

INDEX TO EXHIBITS                                                                                  12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee of the
NS Group Employees Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the NS Group Employees Retirement Savings Plan (the "Plan") (formerly NS Group, Inc. Salaried Employees' Retirement Savings Plan) as of December 31, 2003 and 2002, and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Accounting Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for benefits at December 31, 2003 and 2002, and the changes therein for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 10, 2004

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(Formerly NS Group, Inc. Salaried Employees' Retirement Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                     2003          2002
INVESTMENTS, at fair value:
  Investment in NS Group, Inc. Master Trust       $         -   $ 1,691,711
  Other investments                                47,263,507    10,299,026
  Loans to participants                             1,231,835             -
                                                  -----------   -----------

           Total investments                       48,495,342    11,990,737
                                                  -----------   -----------

RECEIVABLES:
  Sponsor contribution                                107,288        49,536
  Unsettled security sales                             41,993             -
                                                  -----------   -----------

           Total receivables                          149,281        49,536
                                                  -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $48,644,623   $12,040,273
                                                  ===========   ===========

The accompanying notes are an integral part of these statements.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(Formerly NS Group, Inc. Salaried Employees' Retirement Savings Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                               2003           2002
ADDITIONS:

  Income from investments                                                  $    628,743    $     87,142
  Net appreciation/(depreciation) in fair value of investments                3,377,002      (1,527,883)
  Contributions from:
    Participants                                                              1,477,709         944,417
    Sponsor                                                                     321,949         215,889
                                                                           ------------    ------------
           Total changes                                                      5,805,403        (280,435)
                                                                           ------------    ------------

DEDUCTIONS:
  Distributions to participants                                              (2,081,995)       (646,128)
  Administrative expenses

                                                                                 (7,767)              -
                                                                           ------------    ------------

           Total deductions                                                  (2,089,762)       (646,128)
                                                                           ------------    ------------

           Change in net assets available for benefits prior to transfer      3,715,641        (926,563)

TRANSFER FROM AFFILIATED PLANS                                               32,888,709           1,685

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                          12,040,273      12,965,151
                                                                           ------------    ------------

  End of year                                                              $ 48,644,623    $ 12,040,273
                                                                           ============    ============

The accompanying notes are an integral part of these statements.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(Formerly NS Group, Inc. Salaried Employees' Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION

      The following description of the NS Group Employees Retirement Savings Plan (the "Plan"), formerly the NS Group, Inc. Salaried Employees' Retirement Savings Plan, is provided for general information purposes only. The Plan's sponsor is NS Group, Inc. (Sponsor or Company). Reference should be made to the Plan documents for a more complete description of the Plan's provisions.

      GENERAL--Effective September 4, 2003, the Plan covers all eligible employees of NS Group, Inc., and its subsidiaries, Newport Steel Corporation and Koppel Steel Corporation. Prior to September 4, 2003, the Plan covered all eligible salaried and non-union hourly employees of NS Group, Inc. and its subsidiaries, who had attained age 20 1/2. The Plan is a qualified 401(k) profit sharing plan as described in Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      TRANSFER FROM AFFILIATED PLANS--Effective September 4, 2003, assets from the Koppel Steel Corporation Hourly Employees' Retirement Savings Plan and the Newport Steel Corporation Hourly Employees' Retirement Savings Plan totaling $15,214,060 and $17,674,649, respectively, were merged into the Plan.

      ADMINISTRATION--The Plan is administered by an advisory committee, which is appointed by the board of directors of the Company. Effective March 1, 2003, Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") was appointed trustee for the Plan. Prior to March 1, 2003, Key Trust Company of Ohio, N.A. ("Key") served as trustee for the Plan.

      CONTRIBUTIONS--Eligible participants are allowed to make voluntary contributions of up to 100% of eligible compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. In addition, the Plan provides the Sponsor the ability to make matching contributions subject to provisions outlined in the varying location and employee status group Appendices to the Plan Document. The Plan is also a profit sharing plan for certain locations and employee status groups, as described in the Appendices to the Plan Document, in which the Sponsor annually determines, at its discretion, the amount of its contribution. Match and profit sharing contributions may be made in either the form of cash or shares of NS Group, Inc. common stock, at the discretion of the Sponsor. Contributions are subject to certain limitations.

      PARTICIPANTS ACCOUNTS--Individual accounts are maintained for each of the Plan's participants that reflect the participant's contributions, Sponsor contributions, as well as the participant's share of the Plan's income and related mutual fund investment management expenses. Allocations are based upon participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING--Participants are fully vested in their account balances.

      BENEFITS--Upon termination of employment prior to a participant reaching retirement age, the participant may elect to postpone distribution of the balance of his/her account or receive an early distribution. Upon termination of service due to disability or retirement, a participant may elect to receive the balance in his/her account in the form of a lump sum distribution or in installments over a fixed period of time. Upon death, the participant's account balance will be paid as a death benefit. In addition, participants may apply for hardship withdrawals subject to approval by the Plan administrator.

      INVESTMENT OPTIONS--Participants may direct contributions, in at least 1% increments, to be invested into one or more of the Plan's funds. Effective September 4, 2003, participants may change their contribution percentages once each pay period. Prior to September 4, 2003, participants could change their contribution percentages once each quarter.

      ADMINISTRATIVE EXPENSES--The Plan Sponsor pays all administrative expenses of the Plan, except for participant loan management fees. The Sponsor also provides administrative services to the Plan at no cost. The NS Group, Inc. Master Trust incurs brokerage fees on open market purchases and sales of NS Group, Inc. common stock.

      LOANS TO PARTICIPANTS--Effective September 1, 2003, a loan feature was added to the Plan. Participants may borrow from their fund accounts an amount not to exceed the lesser of 1) 50 percent of their account balance or 2) $50,000 minus the highest outstanding loan balance in the last twelve months. The minimum loan amount is $1,000. Interest rates are equal to the prime interest rate plus one percent. Repayment of loans is made in equal amounts through payroll deductions over one to five years or ten years for the purchase of a primary residence.

      INVESTMENT IN MASTER TRUST--Prior to September 4, 2003, a portion of the Plan's investments was invested in a Master Trust, which was established by NS Group, Inc. for all of its defined contribution plans. Effective September 4, 2003, with the termination of all other participating plans, the master trust was dissolved.

      The Plan had an undivided interest in the Master Trust. The assets of the Master Trust were held by Key prior to March 1, 2003. Effective March 1, 2003 the assets were held by Fidelity. The net assets of the Master Trust as of December 31, 2002 were as follows:

      NS Group, Inc. common stock, at market          $ 5,380,848
      Cash equivalents                                    230,725
                                                      -----------

      Total                                           $ 5,611,573
                                                      ===========

      Allocation of the net assets of the Master Trust to the Plan as of December 31, 2002 was as follows:

                                                          Amount        Percent
      NS Group, Inc. Salaried Employees'
        Retirement Savings Plan                         $ 1,691,711      30.15 %

      Investment income from the Master Trust, which includes interest, and to the extent applicable, dividends and realized and unrealized gains and losses, net of administrative expenses, was allocated to each plan by the trustee on a pro rata basis. Brokerage fees were added to the acquisition cost of assets purchased and subtracted from the proceeds of the assets sold. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. NS Group, Inc. had not declared any dividends on its common stock during the period presented. Contributions and benefit payments were credited and charged directly to each Plan.

      Master Trust income and depreciation of assets allocated to the participating plans for the period from January 1, 2003 to September 4, 2003, and for the year ended December 31, 2002 are as follows:

                                                2003                    2002
      Total depreciation of assets           $  194,506            $  1,372,970
      Income                                      2,922                   2,095

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

      INVESTMENT VALUATION--Investments are reported at fair value as determined by the Trustee, based upon quoted market prices. Participant loans are valued at the outstanding loan balances.

      The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

                                                               2003                                   2002
                                                   -------------------------------          ----------------------------
                                                    Shares/                                 Shares/
      Investment                                     Units               Market              Units             Market
      PIMCO Total Return Fund                         267,538         $  2,865,330
      NS Group, Inc. common stock                     591,961            5,742,022
      Fidelity Equity Income II Fund                  123,063            2,803,375
      Fidelity Managed Income Port Fund            22,333,289           22,333,289
      Key Corp EB MaGIC Fund                                                                360,348         $  5,777,212
      Templeton Growth Fund                                                                  46,782              745,232
      Janus Twenty Fund                                                                      30,655              889,294
      NS Group, Inc. Master Trust Fund                                                      204,904            1,691,711
      Van Kampen Growth & Income Fund                                                        43,839              626,463

      During the years ended December 31, 2003 and 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


                                                        2003              2002
      Mutual funds                                   $ 2,722,716      $  (843,809)
      Common stock                                       788,849            -
      NS Group, Inc. Master Trust Fund                  (134,563)        (684,074)
                                                     -----------      -----------
                                                     $ 3,377,002      $(1,527,883)
                                                     ===========      ===========

      PAYMENT OF BENEFITS--Benefits are recorded when paid.

3.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all contributions and earnings allocated to the accounts of the participants will be distributed.

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated September 1, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. On January 20, 2004, an application for a new determination letter was filed with the Department of Labor to incorporate the plan amendments. The new determination letter has not yet been received. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PARTIES-IN-INTEREST

      Certain plan investments are shares of mutual funds managed by Key and Fidelity. Key served and Fidelity currently serves as the trustee as defined by the Plan and NS Group, Inc. is the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the Plan year were not material.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(Formerly NS Group, Inc. Salaried Employees' Retirement Savings Plan

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

                             Identity of Issue/Asset Description                        Market
    Cash and cash equivalents--                                                     $     257,241
                                                                                    -------------
    Common/Collective Trust Fund--
*     Fidelity Managed Income Portfolio Fund                                           22,333,289
                                                                                    -------------
    Mutual Funds:
      PIMCO Total Return Fund                                                           2,865,330
      Columbia Acorn USA Z Fund                                                           234,202
      Janus Advanced Capital Appreciation I Fund                                        1,822,931
      Oakmark Equity & Income Fund                                                      1,919,016
      Janus Midcap Value Fund                                                             736,763
      H&W Midcap Value I Fund                                                             278,050
*     Fidelity Contra Fund                                                                461,419
*     Fidelity Capital Appreciation Fund                                                  143,254
*     Fidelity Low Pr Stock Fund                                                          565,371
*     Fidelity Equity Income II Fund                                                    2,803,375
*     Fidelity Divers International Fund                                                2,343,191
*     Fidelity Smallcap Independence Fund                                               1,487,632
*     Fidelity Midcap Stock Fund                                                        1,151,409
*     Fidelity Freedom Income Fund                                                         54,577
*     Fidelity Freedom 2000 Fund                                                          104,864
*     Fidelity Freedom 2010 Fund                                                          208,734
*     Fidelity Freedom 2020 Fund                                                          439,370
*     Fidelity Freedom 2030 Fund                                                          103,286
*     Fidelity Freedom 2040 Fund                                                          105,255
      Spartan US Equity Index Fund                                                      1,102,926
                                                                                    -------------
                                                                                       18,930,955
                                                                                    -------------
    Common stock--
*     NS Group, Inc.                                                                    5,742,022
                                                                                    -------------
    Loans to Participants--
*     Loans to participants, with interest rates of 5.00%,
      maturing through December 2008                                                    1,231,835
                                                                                    -------------

                                                                                    $  48,495,342
                                                                                    =============

*Represents a party-in-interest.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN

                                    By: /s/ Thomas J. Depenbrock
                                        ----------------------------------
                                    Thomas J. Depenbrock
                                    Member, Advisory Committee

Date: June 25, 2004

                      ------------------------------------

                                Index to Exhibit

Number     Description

23.1       Consent Of Independent Registered Public Accounting Firm